Morgan Stanley Convertible Securities Trust

522 Fifth Avenue

New York, NY 10036

January 27, 2010

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:	Larry Greene, Division of Investment Management
Mail Stop 0505

Re:	Morgan Stanley Convertible Securities Trust
(File No. 2-97963; 811-4310)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the registration statement on Form N-1A for Morgan Stanley Convertible Securities Trust (the “Fund”) filed with the Securities and Exchange Commission (the “Commission”) on November 23, 2009 incorporating changes to the Prospectus and Statement of Additional Information in compliance with changes to Form N-1A that came into effect in February 2009.  Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Post-Effective Amendment No. 30 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about January 27, 2010.

GENERAL COMMENTS TO FORM N-1A

Comment 1.         Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 1.          This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the registration statement filing.

COMMENTS TO THE PROSPECTUS

Comment 2.         Please add risk disclosure regarding the credit crisis and related market turbulence as it pertains to the securities in which the Fund invests.

Response 2.          The Fund has reviewed the risk disclosure in the Prospectus and believes that the sections entitled “Fund Summary — Principal Risks” and “Additional Information about the Fund’s Investment Objective, Strategies and Risks” currently provide adequate disclosure relating to the risks of the securities in which this Fund invests. Thus, the Fund respectfully believes that additional disclosure is not necessary.

Comment 3.         Please ensure that the font size of the table entitled “Shareholder Fees” complies with the requirements of Form N-1A.

Response 3.  The font size complies with the requirements of Form N-1A.

Comment 4.         Please include the “Acquired Fund Fees and Expenses” line item in the Fees and Expenses table, if appropriate.

Response 4.  This line item is not applicable to the Fund at this time.

Comment 5.         Pursuant to General Instruction C. 3.(b) of Form N-1A, the information required by Items 2 through 8 of Form N-1A may not include disclosure other than that required or permitted by those items.  Please ensure that the footnotes following the Fee Table and the Average Annual Total Return table are required or permitted by the Form.

Response 5.  Footnote 5 to the Fee Table, disclosing the maximum possible amount of the 12b-1 fee that each class may incur, has been deleted.  We believe that the remaining footnotes are either specifically permitted by Form N-1A or are explanatory in nature and do not alter or add to the disclosure permitted in either the Fee Table or the Average Annual Total Return Table.

Comment 6.         If the Fund can invest in securities issued by issuers located in emerging markets or developing countries, please add appropriate language to the foreign securities disclosure.

Response 6.  While the Fund is permitted to invest in securities issued by issuers located in emerging markets or developing countries, such investing is not a “principal investment strategy” of the Fund as that term is defined in Item 4 of Form N-1A, and, therefore, we believe this disclosure is appropriately placed in the Statement of Additional Information only.

Comment 7.         If the Fund’s investments in depositary receipts includes unsponsored depositary receipts, include appropriate risk disclosure.

Response 7.  Risk disclosure relating to unsponsored depositary receipts is included in the section entitled “Additional Risk Information—Foreign Securities.”

COMMENT TO THE STATEMENT OF ADDITIONAL INFORMATION

Comment 8.         With respect to Investment Restriction #6 regarding the issuance of senior securities, consider adding explanatory language following the restrictions that states clearly the Fund’s policy regarding the issuance of senior securities.

Response 8.  An explanation of the Fund’s policy regarding the issuance of senior securities is included in the section of the Statement of Additional Information entitled “Description of the Fund and its Investments and Risks—Investment Strategies and Risks—Borrowing.”

Comment 9.         In the description of the Investment Company Securities in which the Fund may invest, the disclosure indicates that these may include securities of unregistered investment companies.  If these include hedge funds, please add this to the disclosure.

Response 9.  The Fund does not invest in hedge funds.

As you have requested and consistent with Commission Release 2004-89, the Fund hereby acknowledges that:

•                                          the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 296-6993 (tel) or (212) 404-9620 (fax).  Thank you.

Best regards,

/s/ Debra Rubano

Debra Rubano